FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

1.    Press Release dated April 23, 2003 including Consolidated Financial Statements (U.S. GAAP)
2.    Management’s Discussion and Analysis (U.S. GAAP)
3.    Consolidated Financial Statements (Canadian GAAP)
4.    Management’s Discussion and Analysis (Canadian GAAP)
5.    Confirmation of mailing
6.    Non-GAAP Measures Disclosure
7.    Certificate of CEO
8.    Certificate of CFO

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN records solid first-quarter 2003 performance amidst harsh weather, economic challenges

MONTREAL, April 23, 2003 — CN today announced first-quarter 2003 net income of $252 million, or $1.28 per diluted share, compared with net income of $230 million, or $1.15 per diluted share, for the same period of 2002.

Net income for the first three months of 2003 included a cumulative after-tax benefit of $48 million (24 cents per diluted share), resulting from a change in the accounting for removal costs for certain track structure assets.

Excluding the effect of this change, first-quarter 2003 net income was $204 million, or $1.04 per diluted share, down 11 per cent and 10 per cent, respectively, from net income and diluted earnings per share for the first quarter of 2002.

Operating income for the first three months of 2003 declined eight per cent to $374 million. Revenues declined one per cent to $1,496 million, while expenses rose two per cent to $1,122 million. CN’s operating ratio for the latest quarter was 75 per cent, compared with 73.1 per cent for the year-earlier period.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

E. Hunter Harrison, CN’s president and chief executive officer, said: “The CN team did an outstanding job of managing the business in a quarter marked by major challenges: harsh weather -- the second coldest Canadian winter in 20 years – which caused congestion and additional operating and maintenance expenses; higher fuel costs; and continued weakness in bulk commodities traffic, largely because of reduced Canadian grain volumes.

“Given these challenges, our revenue and expense performances were accomplishments. Revenues declined by only one per cent; gains by our intermodal, petroleum and chemicals, and metals and minerals businesses almost totally offset an 11 per cent reduction in bulk commodities revenues, and softer automotive and forest products revenues. At the same time, solid cost control limited the increase in overall operating expenses to two per cent, despite additional weather-related costs and a 13 per cent rise in fuel expense.”

Intermodal revenues rose by 13 per cent, while petroleum and chemicals revenues increased by six per cent, and metals and minerals revenues rose three per cent. Four business segments registered revenue decreases: grain and fertilizers (13 per cent); automotive (five per cent); coal (four per cent); and forest products (two per cent).

Total carloadings increased four per cent to 1,038 thousand.

The increase in CN’s operating expenses was mainly attributable to higher fuel costs, increased casualty and other expenses, and higher expenses resulting from the severe winter conditions that prevailed during the quarter. Partly offsetting these increases were lower expenses for equipment rents.

Harrison said: “The company continues to be cautious about economic prospects for the remainder of 2003. Economic growth has slowed in the last six months, largely reflecting hesitant consumer spending in the United States. This situation could persist in the near term.”

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(416) 217-6390	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME   (U.S. GAAP)

(In millions, except per share data)

	Three months ended
	March 31

	2003	2002

	(Unaudited)

Revenues	$1,496	$1,509

Operating expenses	1,122	1,103

Operating income	374	406

Interest expense	(85)	(96)

Other income	4	38

Income before income taxes and cumulative effect of change in accounting policy	293	348

Income tax expense	(89)	(118)

Income before cumulative effect of change in accounting policy	204	230

Cumulative effect of change in accounting policy (net of applicable taxes) (Note 2)	48	-

Net income	$252	$230

Earnings per share (Note 6)

Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.04	$1.19
Net income	$1.29	$1.19

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.04	$1.15
Net income	$1.28	$1.15

Weighted-average number of shares

Basic	195.2	193.2

Diluted	197.4	203.0

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME   (U.S. GAAP)

(In millions)

	Three months ended March 31
			Variance
	2003	2002	Fav (Unfav)

	(Unaudited)

Revenues

Petroleum and chemicals	$290	$273	6%
Metals and minerals	126	122	3%
Forest products	317	325	(2%)
Coal	74	77	(4%)
Grain and fertilizers	234	269	(13%)
Intermodal	265	235	13%
Automotive	143	151	(5%)
Other items	47	57	(18%)

	1,496	1,509	(1%)

Operating expenses

Labor and fringe benefits	454	457	1%
Purchased services and material	200	198	(1%)
Depreciation and amortization (Note 2)	143	141	(1%)
Fuel	127	112	(13%)
Equipment rents	77	87	11%
Casualty and other	121	108	(12%)

	1,122	1,103	(2%)

Operating income	$374	$406	(8%)

Operating ratio	75.0%	73.1%	(1.9)

See accompanying notes to consolidated financial statements.

Certain of the 2002 comparative figur es have been reclassified in order to be consistent with the 2003 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET   (U.S. GAAP)

(In millions)

	March 31	December 31	March 31
	2003	2002	2002

	(Unaudited)		(Unaudited)
Assets

Current asset s:
Cash and cash equivalents	$84	$25	$51
Accounts receivable (Note 3)	706	722	699
Material and supplies	160	127	156
Deferred income taxes	126	122	153
Other	206	196	179

	1,282	1,192	1,238

Properties (Note 2)	19,018	19,681	19,179
Other assets and deferred charges	837	865	856

Total assets	$21,137	$21,738	$21,273

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,456	$1,487	$1,367
Current portion of long-term debt	949	574	558
Other	79	73	94

	2,484	2,134	2,019

Deferred income taxes	4,651	4,826	4,699
Oth er liabiliti es and deferred credits	1,334	1,406	1,279
Long-term debt (Note 3)	4,544	5,003	5,168
Convertible preferr ed securities	-	-	367

Shareholders' equity:
Common shares (Note 3)	4,668	4,785	4,473
Accumulated other comprehensive income (loss)	(13)	97	92
Retained earnings	3,469	3,487	3,176

	8,124	8,369	7,741

Total liabilities and shareholders' equity	$21,137	$21,738	$21,273

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY   (U.S. GAAP)

(In millions)

	Three months ended
	March 31

	2003	2002

	(Unaudited)
Common shares (1)

Balance, beginning of period	$4,785	$4,442
Stock options exercised and other	24	31
Share repurchase program (Note 3)	(141)	-

Balance, end of period	$4,668	$4,473

Accumulated other comprehensive income (loss)
Balance, beginning of period	$97	$58
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on tr anslation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	264	(11)
Unrealized foreign exchange gain (loss) on tr anslation of
the net investment in foreign operations	(424)	12
Unrealized holding gain (loss) on fuel d erivative instruments (Note 4)	(3)	51

Other comprehensive income (loss) before income taxes	(163)	52
Income tax recovery (expense)	53	(18)

Other comprehensive income (loss)	(110)	34

Balance, end of period	$(13)	$92

Retained earnings
Balance, beginning of period	$3,487	$2,988
Net income	252	230
Share repurchase program (Note 3)	(221)	-
Dividends	(49)	(42)

Balance, end of period	$3,469	$3,176

See accompanying notes to consolidated financial statements.
(1)	During the first quarter of 2003, the Company issued 0.3 million common shares as a result of stock options exercised. At March 31, 2003, th e Company had 192.0 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS   (U.S. GAAP)

(In millions)

	Three months ended
	March 31
	2003	2002

	(Unaudited)
Operating activities
Net income	$252	$230
Adjustments to r econcile net income to net cash provided from operating activities:
Cumulative effect of change in accounting policy (Note 2)	(48)	-
Depreciation and amortization	145	142
Deferred income taxes	72	71
Equity in earnings of English Welsh and Scottish Railway	(14)	(11)
Other changes in:
Account s receivable	1	(56)
Material and supplies	(37)	(23)
Account s payable and accrued charges	(30)	(58)
Other net current asset s and liabilities	(9)	-
Other	29	(13)

Cash provided from operating activities	361	282

Investing activities
Net additions to properties	(121)	(120)
Other, net	(10)	72

Cash used by investing activities	(131)	(48)

Dividends paid	(49)	(42)

Financing activities
Issuance of long-term debt (Note 3)	1,316	855
Reduction of long-term debt (Note 3)	(1,087)	(1,078)
Issuance of common shares	11	29
Repurchase of common shares (Note 3)	(362)	-

Cash used by financing activities	(122)	(194)

Net increase (decrease) in cash and cash equivalents	59	(2)
Cash and cash equivalents, beginning of period	25	53

Cash and cash equivalents, end of period	$84	$51

Supplemental cash flow information
Payments for:
Interest	$82	$115
Workforce reductions	48	47
Personal injury and other claims	38	41
Pensions	3	5
Income taxes	58	38

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2003 and December 31 and March 31, 2002, its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2003 and 2002.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2002 Annual Consolidated Financial Statements except for Asset retirement obligations and Stock-based compensation as explained in Note 2.   While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Management Discussion and Analysis and Annual Consolidated Financial Statements.

Note 2 – Accounting changes

Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the quarter ended March 31, 2003, this change in policy had the effect of increasing net income by $2 million mainly through reduced depreciation expense. Had the Company applied the policy on January 1, 2002, the impact on net income for the first quarter of 2002 would have been a benefit of $2 million.

Stock-based compensation

Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company has elected to prospectively apply this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2003, as permitted under SFAS No. 148. In the first quarter of 2003, the Company granted 2.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option pricing model.

         Prior to 2003, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards.

         For the three months ended March 31, 2003 and 2002, the Company recorded compensation cost of $7 million and $4 million, respectively.

         If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of SFAS No. 123, the Company’s pro forma net income and earnings per share would have been as follows:

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Three months ended March 31,	2003	2002

Net income, as reported (in millions)	$252	$230

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan 1, 2003 (SFAS No. 123)	1	-

Intrinsic value method for
performance-based awards (APB 25)	6	4

Fair value method for all
awards (SFAS No. 123)	(11)	(10)

Pro forma net income ( in millions)	$248	$224

Basic earnings per share, as reported	$1.29	$1.19
Basic earnings per share, pro forma	$1.27	$1.16

Diluted earnings per share, as reported	$1.28	$1.15
Diluted earnings per share, pro forma	$1.26	$1.12

These pro forma amounts include compensation cost as calculated using the Black-Scholes option pricing model with the following assumptions:

Three months ended March 31,	2003	2002

Expected option life (years)	5.0	7.0
Risk-free interest rate	4.13%	5.79%
Expected stock price volatility	30%	30%
Average dividend per share	$1.00	$0.86

Three months ended March 31,	2003	2002

Weighted average fair value of
options granted	$17.77	$30.98

Note 3 – Financing activities

In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013, the maximum remaining amount under its shelf registration statement filed in 2001. The Company plans to use the net proceeds of U.S.$396 million to repay U.S.$150 million of 6.625% 10-year Notes issued by the Company, and U.S.$100 million of 6.75% 10-year Notes issued by the Company’s wholly-owned subsidiary Illinois Central Railroad Company, both of which mature on May 15, 2003. The excess was used to repay the Company’s borrowings under the commercial paper program of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002.

In the first quarter of 2003, the Company repaid its borrowings under the revolving credit facility of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002. As at March 31, 2003, letters of credit under the revolving credit facility amounted to $318 million.

The Company has an accounts receivable securitization program, which has a $350 million maximum limit and will expire in June 2003. The Company intends to renew or replace the program upon expiration. At March 31, 2003, there was no change in the level of accounts receivable sold since December 31, 2002.

The share repurchase program which was approved in 2002, allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In the first quarter of 2003, the Company repurchased 5.8 million common shares for $362 million, at an average price of $62.35. The Company has repurchased a total of 8.8 million common shares since the inception of the program for $565 million, at an average price of $64.17 per share.

Note 4 – Derivative instruments

At March 31, 2003, a portion of the Company’s fuel requirement has been hedged using derivative instruments that are carried at market value on the balance sheet. These fuel hedges are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At March 31, 2003, Accumulated other comprehensive income included an unrealized gain of $27 million, $18 million after tax, ($30 million unrealized gain, $20 million after tax at December 31, 2002) of which $25 million relates to derivative instruments that will mature within the next twelve months.

Note 5 – Major commitments and contingencies

A. Commitments

As at March 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $224 million ($183 million at December 31, 2002). The Company also had outstanding information technology service contracts of $20 million.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

     As at March 31, 2003, the Company had aggregate reserves for personal injury and other claims of $637 million ($664 million at December 31, 2002). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority,third-party orders, or claims with respect to particularsites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     As at March 31, 2003, the Company had aggregate accruals for environmental costs of $97 million ($106 million as at December 31, 2002).

D. Guarantees

Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. During the first quarter of 2003, no new guarantees of this nature were issued. As at March 31, 2003, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2003, the maximum potential liability under these guarantees was $406 million of which $330 million was for workers’ compensation and other employee benefits and $76 million was for equipment under leases and other. During the first quarter of 2003, the Company granted additional guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at March 31, 2003, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements for the aforementioned items. The guarantee instruments mature at various dates between 2003 and 2007.

E. Indemnifications

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Earnings per share

	Three months ended
	March 31

	2003	2002

	(Unaudited)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.04	$1.19
Cumulative effect of change in accounting policy (Note 2)	0.25	-

Net income	$1.29	$1.19

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.04	$1.15
Cumulative effect of change in accounting policy (Note 2)	0.24	-

Net income	$1.28	$1.15

The following table provides a reconciliation between basic and diluted earnings per share:
	Three months ended
	March 31

	2003	2002

(In millions, except per share data)	(Unaudited)

Income before cumulative effect of change in accounting policy	$204	$230
Income impact on assumed conversion of preferred securities	-	3

	$204	$233

Weighted-average shares outstanding	195.2	193.2
Effect of dilutive securities and stock options	2.2	9.8

Weighted-average diluted shares outstanding	197.4	203.0

Basic earnings per share before cumulative effect of change in accounting policy	$1.04	$1.19
Diluted earnings per share before cumulative effect of change in accounting policy	$1.04	$1.15

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS  (U.S. GAAP)

	Three months ended March 31

	2003	2002

Statistical operating data
Freight revenues ($ millions)	1,449	1,452
Gross ton miles (GTM) (millions)	76,109	75,423
Revenue ton miles (RTM ) (millions)	39,912	39,289
Carloads (thousands)	1,038	999
Route miles (includes Canada and the U.S.)	17,618	17,896
Employees (end of period)	21,578	22,587
Employees (average during period)	21,528	22,501

Productivity
Operating ratio (%)	75.0	73.1
Freight revenue per RTM (cents)	3.63	3.70
Freight revenue per carload ($)	1,396	1,453
Operating expenses per GTM (cents)	1.47	1.46
Labor and fringe benefits expense per GTM (cents)	0.60	0.61
GTMs per average number of employees (thousands)	3,535	3,352
Diesel fuel consumed (U.S. gallons in millions)	93	95
Average fuel price ($/U.S. gallon)	1.30	1.13
GTMs per U.S. gallon of fuel consumed	818	794

Safety indicators
Injury frequency rate per 200,000 person hours	2.9	3.4
Accident rate per million train miles	1.7	2.1

Financial ratios
Debt to total capitalization ratio (% at end of period)	40.3	44.0
Return on assets (% at end of period) (1)	1.2	1.4

(1) Return on assets is calculated as follows:

In millions Three months ended March 31,	2003	2002

Income before cumulative effect of change in accounting policy	$204	$230
Interest expense (net of applicable taxes)	55	60

Income before cost of borrowing	$259	$290

Total assets	$21,137	$21,273

Return on assets (% at end of period)	1.2	1.4

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION  (U.S. GAAP)

	Three months ended March 31

	2003	2002	Variance Fav (Unfav)

		(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,138	7,327	11%
Metals and minerals	3,315	3,280	1%
Forest products	8,113	8,122	-
Coal	3,566	3,305	8%
Grain and fertilizers	8,624	9,831	(12%)
Intermodal	7,309	6,629	10%
Automotive	847	795	7%

	39,912	39,289	2%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.63	3.70	(2%)
Business units:
Petroleum and chemicals	3.56	3.73	(5%)
Metals and minerals	3.80	3.72	2%
Forest products	3.91	4.00	(2%)
Coal	2.08	2.33	(11%)
Grain and fertilizers	2.71	2.74	(1%)
Intermodal	3.63	3.55	2%
Automotive	16.88	18.99	(11%)

Carloads (thousands)

Petroleum and chemicals	156	145	8%
Metals and minerals	91	86	6%
Forest products	146	150	(3%)
Coal	126	120	5%
Grain and fertilizers	134	142	(6%)
Intermodal	308	273	13%
Automotive	77	83	(7%)

	1,038	999	4%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,396	1,453	(4%)
Business units:
Petroleum and chemicals	1,859	1,883	(1%)
Metals and minerals	1,385	1,419	(2%)
Forest products	2,171	2,167	-
Coal	587	642	(9%)
Grain and fertilizers	1,746	1,894	(8%)
Intermodal	860	861	-
Automotive	1,857	1,819	2%

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC). As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are included in this document. The Canadian GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities. The following should be read in conjunction with the interim Consolidated Financial Statements and related notes included in this interim report and in conjunction with the Company’s 2002 Annual Consolidated Financial Statements, related notes and Management’s Discussion and Analysis.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail transportation business. CN’s network of approximately 18,000 route miles of track spans Canada and mid-America, connecting three coasts, the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2002, no one business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2002, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 24% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve through revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s success is, and will continue to be guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety and developing and recognizing employees.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

FINANCIAL RESULTS

First quarter 2003 compared to first quarter 2002

The Company recorded consolidated net income of $252 million ($1.29 per basic share or $1.28 per diluted share) for the quarter ended March 31, 2003 compared to $230 million ($1.19 per basic share or $1.15 per diluted share) in the first quarter of 2002, an increase of $22 million ($0.10 per basic share or $0.13 per diluted share).

          Operating income was $374 million for the three months ended March 31, 2003 compared to $406 million in the first quarter of 2002, a decrease of $32 million, or 8%. The operating ratio, defined as operating expenses as a percentage of revenues, was 75.0% in the current quarter compared to 73.1% in the first quarter of 2002, a 1.9-point increase.

          The Company’s results in the first quarter of 2003 included a cumulative benefit of $75 million, or $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 2 to the attached interim Consolidated Financial Statements. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the quarter ended March 31, 2003, this change in policy had the effect of increasing net income by $2 million mainly through reduced depreciation expense.

          Excluding the cumulative effect of change in accounting policy, consolidated net income for the current quarter was $204 million ($1.04 per basic and diluted share) compared to $230 million ($1.19 per basic share or $1.15 per diluted share) in the same 2002 period, a decrease of $26 million, or 11%.

Revenues

Revenues in the first quarter of 2003 totaled $1,496 million compared to $1,509 million during the same period in 2002, a decrease of $13 million, or 1%. The decrease was due to the continued weakness in Canadian grain, a slowdown in the automotive sector, severe winter conditions affecting railway operations and the significant strengthening of the Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenues. Partly offsetting these losses were increases in Intermodal and Petroleum and Chemicals traffic.

          Revenue ton miles increased by 2% and revenue per revenue ton mile decreased by 2% when compared to the same period in 2002.

Petroleum and chemicals: Revenues for the quarter increased by $17 million, or 6%, when compared to the same period in 2002. Growth was due to strong demand for liquefied petroleum gases due to cold weather conditions, higher U.S. and offshore demand for sulfur and strong plastics traffic. Revenue per revenue ton mile decreased by 5% due to an increase in the average length of haul and the impact of the stronger Canadian dollar.

Metals and minerals: Revenues for the quarter increased by $4 million, or 3%, when compared to the same period in 2002. The increase was mainly due to improved market conditions for steel in 2003, and new ore traffic that began in the second quarter of 2002. Partially offsetting these gains was the impact of extreme cold weather conditions negatively affecting railway operations. Revenue per revenue ton mile increased by 2% due to a change in traffic mix partially offset by the impact of the stronger Canadian dollar.

Forest products: Revenues for the quarter decreased by $8 million, or 2%, when compared to the same period in 2002. The decrease was mainly due to the impact of the stronger Canadian dollar, extreme cold weather conditions affecting railway operations for lumber and paper, and customer strikes in the panels market. These negative factors more than offset the solid market demand for lumber and the improved market conditions in the Canadian pulp and paper industry. The decrease in revenue per revenue ton mile of 2% was mainly due to the impact of the stronger Canadian dollar.

Coal: Revenues for the quarter decreased by $3 million, or 4%, when compared to the same period in 2002. The decrease was due to lower export demand for thermal coal and the impact of the stronger Canadian dollar. The revenue per revenue ton mile

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

decrease of 11% was mainly due to a change in traffic mix and the impact of the stronger Canadian dollar.

Grain and fertilizers: Revenues for the quarter decreased by $35 million, or 13%, when compared to the same period in 2002. The decline reflected a significant deterioration in the Canadian grain crop that was partially offset by strong shipments of U.S. corn to Western Canada and to the Eastern United States due to poor local crops in these areas. The 1% decrease in revenue per revenue ton mile was mainly attributable to the impact of the stronger Canadian dollar partially offset by a shift to traffic with a shorter average length of haul.

Intermodal: Revenues for the quarter increased by $30 million, or 13%, when compared to the same period in 2002. The increase was attributable to growth in both the international and domestic segments and a higher fuel surcharge in 2003 to offset the significant increase in fuel costs. Growth in the international segment was achieved through increased import volumes and new traffic through the port of Vancouver. The domestic segment benefited from growing markets, particularly in Canada. The increase in revenue per revenue ton mile of 2% was mainly attributable to the higher fuel surcharge in 2003 and to a change in traffic mix.

Automotive: Revenues for the quarter decreased by $8 million, or 5%, when compared to the same period in 2002. The decrease was primarily due to weaker North American vehicle sales and production in the current quarter. The 11% decline in revenue per revenue ton mile was mainly attributable to a significant increase in the average length of haul and the impact of the stronger Canadian dollar.

Operating expenses

In the first quarter of 2003, total operating expenses amounted to $1,122 million compared to $1,103 million in the same quarter of 2002. The increase of $19 million, or 2%, was mainly due to higher fuel costs, increased Casualty and other expenses, and higher expenses as a result of severe winter conditions that prevailed in the current quarter. Partly offsetting the increase were lower expenses for equipment rents and the impact of the stronger Canadian dollar on U.S. dollar denominated expenses.

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses decreased by $3 million, or 1% in the current quarter when compared to the same quarter in 2002. The effects of a reduced workforce and the impact of the stronger Canadian dollar on U.S. dollar denominated expenses were partly offset by higher wages, increased stock-based compensation cost and a higher net periodic benefit cost resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets.

Effective January 1, 2003, the Company began expensing all employee stock options granted, modified or settled on or after such date, over their vesting period based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option pricing model, as explained in Note 2 to the attached interim Consolidated Financial Statements. For the three months ended March 31, 2003 and 2002, the Company recorded stock-based compensation cost of $7 million and $4 million, respectively.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. These costs increased by $2 million, or 1%, for the current quarter when compared to the corresponding quarter of 2002. Severe winter conditions resulted in increased expenses for locomotive and freight car maintenance, higher joint facility costs, and higher costs for crew transportation and utilities. Partly offsetting the increase were lower discretionary expenses and lower outsourced repairs and maintenance on intermodal and other equipment, in line with the Company’s focus on cost containment.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses increased by $2 million, or 1%, for the quarter ended March 31, 2003 compared to the same quarter in 2002. Increased depreciation due to the impact of net capital additions was partly offset by reduced depreciation for certain asset classes pursuant to the adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.” In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. For the quarter ended March 31, 2003, this change in policy had the effect of reducing depreciation expense by $5 million.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $15 million, or 13%, in the current quarter when compared to the first quarter of 2002. The increase was primarily due to a 15% increase in the average price per gallon, which includes the impact of the hedging program.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $10 million, or 11%, in the current quarter when compared to the same period in 2002. The decrease was due to a reduction in Intermodal net car hire expense driven by rate reductions, and lower lease expense for locomotives and freight cars, in line with the Company’s focus on asset utilization. Partly offsetting the decrease were higher car hire expenses as a result of the severe winter conditions.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses increased by $13 million, or 12%, in the current quarter when compared to the first quarter of 2002. The increase was mainly due to higher expenses for personal injury claims and higher insurance premiums and bad debt expenses. Partly offsetting the increase were reduced claims for merchandise and damaged equipment and lower municipal and property taxes.

Other

Interest expense: Interest expense decreased by $11 million to $85 million for the quarter ended March 31, 2003 as compared to the same period in 2002. The decrease was mainly due to the conversion of the convertible preferred securities in July 2002 and the impact of the stronger Canadian dollar on U.S. dollar denominated expenses.

Other income: In the first quarter of 2003, the Company recorded other income of $4 million compared to $38 million for the same period in 2002. The decrease was mainly due to lower gains on disposal of properties and lower right of way fees due to the termination of a contract in late 2002. Partly offsetting the decrease was higher equity income from the Company’s investment in English Welsh and Scottish Railway.

Income tax expense: The Company recorded income tax expense of $89 million for the current quarter compared to $118 million in the corresponding 2002 period. The effective tax rate for the quarters ended March 31, 2003 and 2002 was 30.4% and 33.9%, respectively. The decrease was primarily due to lower corporate income tax rates in Canada and a settlement for prior years’ income taxes.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating activities: Cash provided from operating activities was $361 million for the three months ended March 31, 2003 compared to $282 million for the same period in 2002. Cash generated in the quarter was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $82 million, $48 million and $38 million, respectively, compared to $115 million, $47 million and $41 million, respectively, for the same 2002 quarter. Pension contributions and payments for income taxes were $3 million and $58 million, respectively, compared to $5 million and $38 million, respectively, for the same 2002 quarter.

          As at March 31, 2003, the Company had outstanding information technology service contracts of $20 million.

Investing activities: Cash used by investing activities in the quarter ended March 31, 2003 amounted to $131 million compared to $48 million for the same period in 2002. The Company’s investing activities in the first quarter of 2002 included net proceeds of $68 million from the sale of its investment in Tranz Rail Holdings Limited. Net capital expenditures amounted to $121 million for the quarter ended March 31, 2003, relatively unchanged from the same quarter in 2002. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

          The Company anticipates that capital expenditures for 2003 will remain at approximately the same level as 2002. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

          As at March 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $224 million ($183 million at December 31, 2002).

Dividends: The Company paid a quarterly dividend of $0.25 per share amounting to $49 million for the current quarter compared to $0.215 per share for a total of $42 million for the same period in 2002.

Free cash flow
The Company generated $181 million of free cash flow for the three months ended March 31, 2003, compared to $192 million for the same 2002 period. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

In millions Three months ended March 31,	2003	2002

Cash provided from operating activities	$ 361	$ 282

Less:
Capital expenditures	(121)	(120)
Other investing activities	(10)	72
Dividends paid	(49)	(42)

Free cash flow	$ 181	$ 192

Financing activities: Cash used by financing activities totaled $122 million for the quarter ended March 31, 2003 compared to $194 million for the same period in 2002. In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013. In the first quarter of 2003 and 2002, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facilities.

          During the first quarter of 2003, the Company recorded $15 million in capital lease obligations ($9 million for the comparable 2002 period) related to new equipment and the exercise of purchase options on existing equipment.

          In the first quarter of 2003, $362 million was used to repurchase 5.8 million common shares under the share repurchase program.

The Company has access to various financing arrangements:

Shelf registration statement
In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013, the maximum remaining amount under its shelf registration statement filed in 2001. The Company plans to use the net proceeds of U.S.$396 million to repay U.S.$150 million of 6.625% 10-year Notes issued by the Company, and U.S.$100 million of 6.75% 10-year Notes issued by the Company’s

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

wholly-owned subsidiary, Illinois Central Railroad Company, both of which mature on May 15, 2003. The excess was used to repay outstanding commercial paper.

Revolving credit facility
The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. As at March 31, 2003, the Company had entirely repaid its borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002. Letters of credit under the revolving credit facility amounted to $318 million at March 31, 2003.

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. The Company’s borrowings of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003 with the proceeds received from the U.S.$400 million debt offering.

Accounts receivable securitization program
The sale of a portion of the Company’s accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company intends to renew or replace the program upon expiration. At March 31, 2003, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$166 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2002.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2003:

(In millions)	Total	2003	2004	2005	2006	2007	2008 & thereafter

Long-term debt obligations (a)	$4,618	$432	$424	$168	$376	$ 75	$3,143
Capital lease obligations (b)	1,317	129	151	107	66	121	743
Operating lease obligations	1,100	151	186	165	142	122	334
Purchase obligations (c)	244	123	116	4	1	-	-

Total obligations	$7,279	$835	$877	$444	$585	$318	$4,220

(a)	Excludes capital lease obligations of $875 million.

(b)	Includes $442 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 14.6%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and intermodal equipment and outstanding information technology service contracts.

For 2003 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

GUARANTEES

Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. During the first quarter of 2003, no new guarantees of this nature were issued. As at March 31, 2003, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2003, the maximum potential liability under these guarantees was $406 million of which $330 million was for workers’ compensation and other employee benefits and $76 million was for equipment under leases and other. During the first quarter of 2003, the Company granted additional guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

          As at March 31, 2003, the Company had not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements for the aforementioned items. The guarantee instruments mature at various dates between 2003 and 2007.

INDEMNIFICATIONS

CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

SHARE REPURCHASE PROGRAM

In October 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In the first quarter of 2003, the Company repurchased 5.8 million common shares for $362 million, at an average price of $62.35. The Company has repurchased a total of 8.8 million common shares since the inception of the program for $565 million, at an average price of $64.17 per share.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the three years ended December 31, 2002, as well as the effect of changes to these estimates, can be found on pages 41 to 45 of the Company’s 2002 Annual Report and has not changed materially since December 31, 2002 except for Depreciation which was affected by the change in accounting policy as explained herein. For the Company’s other critical accounting estimates, the balances at March 31, 2003 and December 31 and March 31, 2002, were as follows:

	March 31	December 31	March 31
	2003	2002	2002

(In millions)	(unaudited)		(unaudited)

Prepaid benefit cost for pensions (net)	$ 348	$ 353	$ 250
Provision for personal injury and other claims	637	664	422
Provision for environmental costs	97	106	110
Net deferred income tax provision	4,525	4,704	4,546
Accrued benefit cost for post-retirement benefits other than pensions	282	284	264

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures.

Depreciation
As discussed on page 43 of the Company’s 2002 Annual Report, the Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. Effective January 1, 2003, pursuant to the requirements of SFAS 143 “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. The cumulative effect of this change in accounting policy was a benefit of $75 million, or $48 million after tax, and consists of the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. For the quarter ended March 31, 2003, this change in policy had the effect of reducing depreciation expense by $5 million.

          For the quarter ended March 31, 2003, the Company recorded $143 million of depreciation

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

expense compared to $141 million for the same period in 2002. At March 31, 2003, the Company had Properties of $19,018 million, net of accumulated depreciation of $9,011 million ($19,681 million at December 31, 2002, net of accumulated depreciation of $9,159 million).

BUSINESS RISKS AND OTHER MATTERS

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

          To a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

          In the recent past, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

          While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

          In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

          The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. (See Critical accounting policies)

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at March 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year. (See Critical accounting policies)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

Labor negotiations

Canadian workforce
Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce will expire on December 31, 2003. Effective September 1, 2003, either the trade union(s) or the Company may require the other party to the collective agreement to formally commence collective bargaining for the purpose of renewing or revising their collective agreement(s). Where formal notice to bargain has been given, the union and the Company shall, without delay, meet and commence to bargain collectively in good faith and make every reasonable effort to enter into collective agreements. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before January of 2004.

          The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

          As of April 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 68% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

          Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

          The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, and to enact the VIA Rail Canada Act. No assurance can be given that any future legislative action by the federal government pursuant

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

to the report’s recommendations will not materially adversely affect the Company’s financial position or results of operations.

          Finally, the Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic (eventually applicable to shipments of all modes of transportation) and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

          The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

          To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At March 31, 2003, the Company had hedged approximately 47% of the estimated 2003 fuel consumption, 35% of the estimated 2004 fuel consumption and 2% of the estimated 2005 fuel consumption. This represents approximately 261 million U.S. gallons at an average price of U.S.$0.5912 per U.S. gallon.

          Realized gains and losses from the Company’s fuel hedging activities were a $19 million gain and a $9 million loss for the quarters ended March 31, 2003 and 2002, respectively.

          Other comprehensive income for the quarters ended March 31, 2003 and 2002 included an unrealized loss of $3 million, $2 million after tax, and an unrealized gain of $51 million, $34 million after tax, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

          At March 31, 2003, Accumulated other comprehensive income included an unrealized gain of $27 million, $18 million after tax ($30 million unrealized gain, $20 million after tax at December 31, 2002), of which $25 million relates to derivative instruments that will mature within the next twelve months.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

          Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

          Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

          The Company continues to be cautious about economic prospects for the remainder of 2003. Economic growth has slowed in the last six months, largely reflecting hesitant consumer spending in the United States. This situation could persist in the near term.

          Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

          In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain. There continues to be widespread concerns about the impact of crop conditions on grain supplies in the near term.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of April 22, 2003 (the “Evaluation Date”) within the 90-day period leading to and ending on the filing date of this quarterly report, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the Evaluation Date, there were no significant changes in the Company’s internal controls or, to their knowledge, in other factors that could significantly affect the Company’s disclosure controls and procedures.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME  (CANADIAN GAAP)

(In millions, except per share data)

	Three months ended
	March 31

	2003	2002

	(Unaudited)

Revenues	$1,496	$1,509

Operating expenses	1,155	1,140

Operating income	341	369

Interest expense	(85)	(91)

Other income	4	38

Income before income taxes	260	316

Income tax expense	(80)	(108)

Net income	$180	$208

Earnings per share (Note 6)

Basic	$0.92	$1.06

Diluted	$0.91	$1.02

Weighted-average number of shares

Basic	195.2	193.2

Diluted	197.4	203.0

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME  (CANADIAN GAAP)

(In millions, except per share data)
	Three months ended March 31

			Variance
	2003	2002	Fav (Unfav)

	(Unaudited)

Revenues

Petroleum and chemicals	$290	$273	6%
Metals and minerals	126	122	3%
Forest products	317	325	(2%)
Coal	74	77	(4%)
Grain and fertilizers	234	269	(13%)
Intermodal	265	235	13%
Automotive	143	151	(5%)
Other items	47	57	(18%)

	1,496	1,509	(1%)

Operating expenses

Labor and fringe benefits	479	487	2%
Purchased services and material	216	214	(1%)
Depreciation and amortization	126	121	(4%)
Fuel	127	112	(13%)
Equipment rents	78	87	10%
Casualty and other	129	119	(8%)

	1,155	1,140	(1%)

Operating income	$341	$369	(8%)

Operating ratio	77.2%	75.5%	(1.	7)

See accompanying notes to consolidated financial statements.

Certain of the 2002 comparative figures have been reclassified in order to be consistent with the 2003 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET  (CANADIAN GAAP)

(In millions)
	March 31	December 31	March 31
	2003	2002	2002

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$84	$25	$51
Accounts receivable (Note 3)	706	722	699
Material and supplies	160	127	156
Deferred income taxes	126	122	153
Other	181	167	171

	1,257	1,163	1,230

Properties	16,160	16,898	16,720
Other assets and deferred charges	834	863	838

Total assets	$18,251	$18,924	$18,788

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,456	$1,487	$1,362
Current portion of long-term debt	949	574	558
Other	79	73	99

	2,484	2,134	2,019

Deferred income taxes	3,625	3,825	3,796
Other liabilities and deferred credits	1,268	1,335	1,234
Long-term debt (Note 3)	4,544	5,003	5,168

Shareholders' equity:
Common shares (Note 3)	3,488	3,576	3,243
Convertible preferred securities	-	-	327
Contributed surplus	170	175	178
Currency translation	48	132	146
Retained earnings	2,624	2,744	2,677

	6,330	6,627	6,571

Total liabilities and shareholders' equity	$18,251	$18,924	$18,788

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY  (CANADIAN GAAP)

(In millions)

	Three months ended March 31

	2003	2002

	(Unaudited)
Common shares (1)
Balance, beginning of period	$3,576	$3,209
Stock options exercised and other	18	34
Share repurchase program (Note 3)	(106)	-

Balance, end of period	$3,488	$3,243

Convertible preferred securities

Balance, beginning and end of period	$-	$327

Contributed surplus
Balance, beginning of period	$175	$178
Share repurchase program (Note 3)	(5)	-

Balance, end of period	$170	$178

Currency translation

Balance, end of period	$48	$146

Retained earnings
Balance, beginning of period	$2,744	$2,514
Net income	180	208
Share repurchase program (Note 3)	(251)	-
Dividends	(49)	(45)

Balance, end of period	$2,624	$2,677

See accompanying notes to consolidated financial statements.

(1)	During the first quarter of 2003, the Company issued 0.3 million common shares as a result of stock options exercised. At March 31, 2003, the Company had 192.0 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS  (CANADIAN GAAP)

(In millions)

	Three months ended
	March 31
	2003	2002

	(Unaudited)
Operating activities
Net income	$180	$208
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	128	122
Deferred income taxes	62	61
Equity in earnings of English Welsh and Scottish Railway	(14)	(11)
Other changes in:
Accounts receivable	1	(56)
Material and supplies	(37)	(23)
Accounts payable and accrued charges	(30)	(63)
Other net current assets and liabilities	(11)	-
Other	29	(13)

Cash provided from operating activities	308	225

Investing activities
Net additions to properties	(73)	(71)
Other, net	(5)	80

Cash provided from (used by) investing activities	(78)	9

Dividends paid	(49)	(42)

Financing activities
Issuance of long-term debt (Note 3)	1,316	855
Reduction of long-term debt (Note 3)	(1,087)	(1,078)
Issuance of common shares	11	29
Repurchase of common shares (Note 3)	(362)	-

Cash used by financing activities	(122)	(194)

Net increase (decrease) in cash and cash equivalents	59	(2)
Cash and cash equivalents, beginning of period	25	53

Cash and cash equivalents, end of period	$84	$51

Supplemental cash flow information
Payments for:
Interest	$82	$110
Workforce reductions	48	47
Personal injury and other claims	38	41
Pensions	3	5
Income taxes	58	38

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CANADIAN GAAP)

Note 1 – Basis of presentation

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). For railways in Canada, under Canadian GAAP, the accounting practices for Properties are subject to the regulations of the Canadian Transportation Agency. In management’s opinion, the accompanying unaudited interim consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2003 and December 31 and March 31, 2002, its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2003 and 2002.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2002 Annual Consolidated Financial Statements except for Stock-based compensation as explained in Note 2. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Management Discussion and Analysis and Annual Consolidated Financial Statements.

Note 2 – Accounting change

Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of the Canadian Institute of Chartered Accountant’s (CICA) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. For the three months ended March 31, 2002, the restatement had the effect of increasing labor and fringe benefits expense and decreasing net income by $3 million ($0.02 per basic and diluted share). The restatement had the effect of increasing the book value of common shares and decreasing retained earnings by the same amount, $3 million at March 31, 2002 and $18 million at December 31, 2002.

        The Company granted 2.0 million and 3.2 million stock options in the first quarter of 2003 and 2002, respectively, which will be expensed over their vesting period based on their estimated fair values on the date of grant, determined using the Black-Scholes option pricing model. As a result, for the quarters ended March 31, 2003 and 2002, the Company recognized compensation cost of $6 million and $3 million, respectively.

        Prior to 2003, the Company applied the intrinsic value method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002 and as a result, no compensation cost had been recognized in the first quarter of 2002 as no performance-based employee stock options were granted.

        Compensation cost as calculated using the Black-Scholes option pricing model uses the following assumptions:

Three months ended March 31,	2003	2002

Expected option life (years)	5.0	7.0
Risk-free interest rate	4.13%	5.79%
Expected stock price volatility	30%	30%
Average dividend per share	$ 1.00	$ 0.86

Three months ended March 31,	2003	2002

Weighted average fair value of options granted	$ 17.77	$ 30.98

Note 3 – Financing activities

In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013, the maximum remaining amount under its shelf registration statement filed in 2001. The Company plans to use the net proceeds of U.S.$396 million to repay U.S.$150 million of 6.625% 10-year Notes issued by the Company, and U.S.$100 million of 6.75% 10-year Notes issued by the Company’s wholly-owned subsidiary Illinois Central Railroad Company, both of which mature on May 15, 2003. The excess was used to repay the Company’s borrowings under the commercial paper program of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002.

In the first quarter of 2003, the Company repaid its borrowings under the revolving credit facility of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002. As at March 31, 2003, letters of

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CANADIAN GAAP)

credit under the revolving credit facility amounted to $318 million.

The Company has an accounts receivable securitization program, which has a $350 million maximum limit and will expire in June 2003. The Company intends to renew or replace the program upon expiration. At March 31, 2003, there was no change in the level of accounts receivable sold since December 31, 2002.

The share repurchase program which was approved in 2002, allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In the first quarter of 2003, the Company repurchased 5.8 million common shares for $362 million, at an average price of $62.35. The Company has repurchased a total of 8.8 million common shares since the inception of the program for $565 million, at an average price of $64.17 per share.

Note 4 – Derivative instruments

The Company uses derivative instruments to hedge a portion of its fuel requirement. As a result of its fuel hedging activities, the Company had an unrealized gain of $27 million at March 31, 2003 ($30 million unrealized gain at December 31, 2002).

Note 5 – Major commitments and contingencies

A. Commitments

As at March 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $224 million ($183 million at December 31, 2002). The Company also had outstanding information technology service contracts of $20 million.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

        In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

        In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

        An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

        As at March 31, 2003, the Company had aggregate reserves for personal injury and other claims of $637 million ($664 million at December 31, 2002). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CANADIAN GAAP)

contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

        While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third- party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

As at March 31, 2003, the Company had aggregate accruals for environmental costs of $97 million ($106 million as at December 31, 2002).

D. Guarantees

Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. During the first quarter of 2003, no new guarantees of this nature were issued. As at March 31, 2003, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2003, the maximum potential liability under these guarantees was $406 million of which $330 million was for workers’ compensation and other employee benefits and $76 million was for equipment under leases and other.

        As at March 31, 2003, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CANADIAN GAAP)

payments in excess of what is recorded on the Company’s financial statements for the aforementioned items. The guarantee instruments mature at various dates between 2003 and 2007.

E. Indemnifications

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CANADIAN GAAP)

Note 6 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended
	March 31

	2003	2002

(In millions, except per share data)	(Unaudited)

Net income	$180	$208
Dividends on convertible preferred securities	-	(3)

Income used for basic earnings per share	$180	$205

Weighted-average shares outstanding	195.2	193.2
Effect of dilutive securities and stock options	2.2	9.8

Weighted-average diluted shares outstanding	197.4	203.0

Basic earnings per share	$0.92	$1.06
Diluted earnings per share	$0.91	$1.02

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CANADIAN GAAP)

	Three months ended
	March 31

	2003	2002

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,449	1,452
Gross ton miles (GTM) (millions)	76,109	75,423
Revenue ton miles (RTM) (millions)	39,912	39,289
Carloads (thousands)	1,038	999
Route miles (includes Canada and the U.S.)	17,618	17,896
Employees (end of period)	21,578	22,587
Employees (average during period)	21,528	22,501

Productivity
Operating ratio (%)	77.2	75.5
Freight revenue per RTM (cents)	3.63	3.70
Freight revenue per carload ($)	1,396	1,453
Operating expenses per GTM (cents)	1.52	1.51
Labor and fringe benefits expense per GTM (cents)	0.63	0.65
GTMs per average number of employees (thousands)	3,535	3,352
Diesel fuel consumed (U.S. gallons in millions)	93	95
Average fuel price ($/U.S. gallon)	1.30	1.13
GTMs per U.S. gallon of fuel consumed	818	794

Safety indicators
Injury frequency rate per 200,000 person hours	2.9	3.4
Accident rate per million train miles	1.7	2.1

Financial ratios
Debt to total capitalization ratio (% at end of period)	46.5	46.6
Return on assets (% at end of period) (1)	1.3	1.4

(1) Return on assets is calculated as follows:

In millions	Three months ended March 31,	2003	2002

Net income		$180	$208
Interest expense (net of applicable taxes)		55	57

Net income before cost of borrowing		$235	$265

Total assets		$18,251	$18,788

Return on assets (% at end of period)		1.3	1.4

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION  (CANADIAN GAAP)

	Three months ended March 31
			Variance
	2003	2002	Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,138	7,327	11%
Metals and minerals	3,315	3,280	1%
Forest products	8,113	8,122	-
Coal	3,566	3,305	8%
Grain and fertilizers	8,624	9,831	(12%)
Intermodal	7,309	6,629	10%
Automotive	847	795	7%

	39,912	39,289	2%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.63	3.70	(2%)
Business units:
Petroleum and chemicals	3.56	3.73	(5%)
Metals and minerals	3.80	3.72	2%
Forest products	3.91	4.00	(2%)
Coal	2.08	2.33	(11%)
Grain and fertilizers	2.71	2.74	(1%)
Intermodal	3.63	3.55	2%
Automotive	16.88	18.99	(11%)

Carloads (thousands)

Petroleum and chemicals	156	145	8%
Metals and minerals	91	86	6%
Forest products	146	150	(3%)
Coal	126	120	5%
Grain and fertilizers	134	142	(6%)
Intermodal	308	273	13%
Automotive	77	83	(7%)

	1,038	999	4%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,396	1,453	(4%)
Business units:
Petroleum and chemicals	1,859	1,883	(1%)
Metals and minerals	1,385	1,419	(2%)
Forest products	2,171	2,167	-
Coal	587	642	(9%)
Grain and fertilizers	1,746	1,894	(8%)
Intermodal	860	861	-
Automotive	1,857	1,819	2%

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC). As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are included in this document. The U.S. GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities. The following should be read in conjunction with the interim Consolidated Financial Statements and related notes included in this interim report and in conjunction with the Company’s 2002 Annual Consolidated Financial Statements, related notes and Management’s Discussion and Analysis.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail transportation business. CN’s network of approximately 18,000 route miles of track spans Canada and mid-America, connecting three coasts, the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2002, no one business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2002, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 24% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve through revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s success is, and will continue to be guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety and developing and recognizing employees.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

FINANCIAL RESULTS

First quarter 2003 compared to first quarter 2002

The Company recorded consolidated net income of $180 million ($0.92 per basic share or $0.91 per diluted share) for the quarter ended March 31, 2003 compared to $208 million ($1.06 per basic share or $1.02 per diluted share) in the first quarter of 2002, a decrease of $28 million ($0.14 per basic share or $0.11 per diluted share).

        Operating income was $341 million for the three months ended March 31, 2003 compared to $369 million in the first quarter of 2002, a decrease of $28 million, or 8%. The operating ratio, defined as operating expenses as a percentage of revenues, was 77.2% in the current quarter compared to 75.5% in the first quarter of 2002, a 1.7-point increase.

Revenues

Revenues in the first quarter of 2003 totaled $1,496 million compared to $1,509 million during the same period in 2002, a decrease of $13 million, or 1%. The decrease was due to the continued weakness in Canadian grain, a slowdown in the automotive sector, severe winter conditions affecting railway operations and the significant strengthening of the Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenues. Partly offsetting these losses were increases in Intermodal and Petroleum and Chemicals traffic.

     Revenue ton miles increased by 2% and revenue per revenue ton mile decreased by 2% when compared to the same period in 2002.

Petroleum and chemicals: Revenues for the quarter increased by $17 million, or 6%, when compared to the same period in 2002. Growth was due to strong demand for liquefied petroleum gases due to cold weather conditions, higher U.S. and offshore demand for sulfur and strong plastics traffic. Revenue per revenue ton mile decreased by 5% due to an increase in the average length of haul and the impact of the stronger Canadian dollar.

Metals and minerals: Revenues for the quarter increased by $4 million, or 3%, when compared to the same period in 2002. The increase was mainly due to improved market conditions for steel in 2003, and new ore traffic that began in the second quarter of 2002. Partially offsetting these gains was the impact of extreme cold weather conditions negatively affecting railway operations. Revenue per revenue ton mile increased by 2% due to a change in traffic mix partially offset by the impact of the stronger Canadian dollar.

Forest products: Revenues for the quarter decreased by $8 million, or 2%, when compared to the same period in 2002. The decrease was mainly due to the impact of the stronger Canadian dollar, extreme cold weather conditions affecting railway operations for lumber and paper, and customer strikes in the panels market. These negative factors more than offset the solid market demand for lumber and the improved market conditions in the Canadian pulp and paper industry. The decrease in revenue per revenue ton mile of 2% was mainly due to the impact of the stronger Canadian dollar.

Coal: Revenues for the quarter decreased by $3 million, or 4%, when compared to the same period in 2002. The decrease was due to lower export demand for thermal coal and the impact of the stronger Canadian dollar. The revenue per revenue ton mile decrease of 11% was mainly due to a change in traffic mix and the impact of the stronger Canadian dollar.

Grain and fertilizers: Revenues for the quarter decreased by $35 million, or 13%, when compared to the same period in 2002. The decline reflected a significant deterioration in the Canadian grain crop that was partially offset by strong shipments of U.S. corn to Western Canada and to the Eastern United States due to poor local crops in these areas. The 1% decrease in revenue per revenue ton mile was mainly attributable to the impact of the stronger Canadian dollar partially offset by a shift to traffic with a shorter average length of haul.

Intermodal: Revenues for the quarter increased by $30 million, or 13%, when compared to the same period in 2002. The increase was attributable to growth in both the international and domestic segments and a higher fuel surcharge in 2003 to offset the significant increase in fuel costs. Growth in the international segment was achieved through

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

increased import volumes and new traffic through the port of Vancouver. The domestic segment benefited from growing markets, particularly in Canada. The increase in revenue per revenue ton mile of 2% was mainly attributable to the higher fuel surcharge in 2003 and to a change in traffic mix.

Automotive: Revenues for the quarter decreased by $8 million, or 5%, when compared to the same period in 2002. The decrease was primarily due to weaker North American vehicle sales and production in the current quarter. The 11% decline in revenue per revenue ton mile was mainly attributable to a significant increase in the average length of haul and the impact of the stronger Canadian dollar.

Operating expenses

In the first quarter of 2003, total operating expenses amounted to $1,155 million compared to $1,140 million in the same quarter of 2002. The increase of $15 million, or 1%, was mainly due to higher fuel costs, increased Casualty and other expenses, and higher expenses as a result of severe winter conditions that prevailed in the current quarter. Partly offsetting the increase were lower expenses for equipment rents and the impact of the stronger Canadian dollar on U.S. dollar denominated expenses.

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses decreased by $8 million, or 2% in the current quarter when compared to the same quarter in 2002. The effects of a reduced workforce and the impact of the stronger Canadian dollar on U.S. dollar denominated expenses were partly offset by higher wages, increased stock-based compensation cost and a higher net periodic benefit cost resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets.

Effective January 1, 2003, the Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and began expensing them over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option pricing model, as explained in Note 2 to the attached interim Consolidated Financial Statements. Accordingly, the 2002 comparative period has been restated to reflect this change in accounting policy. For the first quarter of 2003 and 2002, the Company recognized compensation cost of $6 million and $3 million, respectively.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. These costs increased by $2 million, or 1%, for the current quarter when compared to the corresponding quarter of 2002. Severe winter conditions resulted in increased expenses for locomotive and freight car maintenance, higher joint facility costs, and higher costs for crew transportation and utilities. Partly offsetting the increase were lower discretionary expenses and lower outsourced repairs and maintenance on intermodal and other equipment, in line with the Company’s focus on cost containment.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses increased by $5 million, or 4%, for the quarter ended March 31, 2003 compared to the same quarter in 2002 mainly due to the impact of net capital additions.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $15 million, or 13%, in the current quarter when compared to the first quarter of 2002. The increase was primarily due to a 15% increase in the average price per gallon, which includes the impact of the hedging program.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $9 million, or 10%, in the current quarter when compared to the same period in 2002. The decrease was due to a reduction in Intermodal net car hire expense driven by rate reductions, and lower lease expense for locomotives and freight cars, in line with the Company’s focus on asset utilization. Partly offsetting the decrease were higher car hire expenses as a result of the severe winter conditions.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses increased by $10 million, or 8%, in the current quarter when compared to the first quarter of 2002. The increase was mainly due to higher expenses for personal injury claims and higher insurance premiums and bad debt expenses. Partly offsetting the increase were reduced claims for merchandise and damaged equipment and lower municipal and property taxes.

Other

Interest expense: Interest expense decreased by $6 million to $85 million for the quarter ended March 31, 2003 as compared to the same period in 2002. The decrease was mainly due to the impact of the stronger Canadian dollar on U.S. dollar denominated expenses.

Other income: In the first quarter of 2003, the Company recorded other income of $4 million compared to $38 million for the same period in 2002. The decrease was mainly due to lower gains on disposal of properties and lower right of way fees due to the termination of a contract in late 2002. Partly offsetting the decrease was higher equity income from the Company’s investment in English Welsh and Scottish Railway.

Income tax expense: The Company recorded income tax expense of $80 million for the current quarter compared to $108 million in the same 2002 period. The effective tax rate for the quarters ended March 31, 2003 and 2002 was 30.8% and 34.2%, respectively. The decrease was primarily due to lower corporate income tax rates in Canada and a settlement for prior years’ income taxes.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $308 million for the three months ended March 31, 2003 compared to $225 million for the same period in 2002. Cash generated in the quarter was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $82 million, $48 million and $38 million, respectively, compared to $110 million, $47 million and $41 million, respectively, for the same 2002 quarter. Pension contributions and payments for income taxes were $3 million and $58 million, respectively, compared to $5 million and $38 million, respectively, for the same 2002 quarter.

     As at March 31, 2003, the Company had outstanding information technology service contracts of $20 million.

Investing activities: Cash used by investing activities in the quarter ended March 31, 2003 amounted to $78 million compared to cash provided from investing activities of $9 million for the same period in 2002. The Company’s investing activities in the first quarter of 2002 included net proceeds of $68 million from the sale of its investment in Tranz Rail Holdings Limited. Net capital expenditures amounted to $73 million for the quarter ended March 31, 2003, an increase of 3% from the same quarter in 2002. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

     The Company anticipates that capital expenditures for 2003 will remain at approximately the same level as 2002. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at March 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $224 million ($183 million at December 31, 2002).

Dividends: The Company paid a quarterly dividend of $0.25 per share amounting to $49 million for the current quarter compared to $0.215 per share for a total of $42 million for the same period in 2002.

Free cash flow
The Company generated $181 million of free cash flow for the three months ended March 31, 2003, compared to $192 million for the same 2002 period. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

In millions Three months ended March 31,	2003	2002

Cash provided from operating activities	$308	$225

Less:
Capital expenditures	(73)	(71)
Other investing activities	(5)	80
Dividends paid	(49)	(42)

Free cash flow	$181	$192

Financing activities: Cash used by financing activities totaled $122 million for the quarter ended March 31, 2003 compared to $194 million for the same period in 2002. In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013. In the first quarter of 2003 and 2002, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facilities.

     During the first quarter of 2003, the Company recorded $15 million in capital lease obligations ($9 million for the comparable 2002 period) related to new equipment and the exercise of purchase options on existing equipment.

     In the first quarter of 2003, $362 million was used to repurchase 5.8 million common shares under the share repurchase program.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

The Company has access to various financing arrangements:

Shelf registration statement
In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013, the maximum remaining amount under its shelf registration statement filed in 2001. The Company plans to use the net proceeds of U.S.$396 million to repay U.S.$150 million of 6.625% 10-year Notes issued by the Company, and U.S.$100 million of 6.75% 10-year Notes issued by the Company’s wholly-owned subsidiary, Illinois Central Railroad Company, both of which mature on May 15, 2003 The excess was used to repay outstanding commercial paper.

Revolving credit facility
The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005 The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. As at March 31, 2003, the Company had entirely repaid its borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002. Letters of credit under the revolving credit facility amounted to $318 million at March 31, 2003.

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. The Company’s borrowings of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003 with the proceeds received from the U.S.$400 million debt offering.

Accounts receivable securitization program
The sale of a portion of the Company’s accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company intends to renew or replace the program upon expiration. At March 31, 2003, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$166 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2002.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2003:

	Total	2003	2004	2005	2006	2007	2008 &
(In millions)							thereafter

Long-term debt obligations (a)	$4,618	$432	$424	$168	$376	$75	$3,143
Capital lease obligations (b)	1,317	129	151	107	66	121	743
Operating lease obligations	1,100	151	186	165	142	122	334
Purchase obligations (c)	244	123	116	4	1	-	-

Total obligations	$7,279	$835	$877	$444	$585	$318	$4,220

(a)	Excludes capital lease obligations of $875 million.
(b)	Includes $442 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 14.6%.
(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and intermodal equipment and outstanding information technology service contracts.

For 2003 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

GUARANTEES

Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. During the first quarter of 2003, no new guarantees of this nature were issued. As at March 31, 2003, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2003, the maximum potential liability under these guarantees was $406 million of which $330 million was for workers’ compensation and other employee benefits and $76 million was for equipment under leases and other.

     As at March 31, 2003, the Company had not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements for the aforementioned items. The guarantee instruments mature at various dates between 2003 and 2007.

INDEMNIFICATIONS

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

SHARE REPURCHASE PROGRAM

In October 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In the first quarter of 2003, the Company repurchased 5.8 million common shares for $362 million, at an average price of $62.35. The Company has repurchased a total of 8.8 million common shares since the inception of the program for $565 million, at an average price of $64.17 per share.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2003, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3110 “Asset Retirement Obligations.” This section will require that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect this section to have a material impact on its financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the three years ended December 31, 2002, as well as the effect of changes to these estimates, can be found on pages 85 to 89 of the Company’s 2002 Annual Report and has not changed materially since December 31, 2002. The balances for these critical accounting estimates at March 31, 2003 and December 31 and March 31, 2002, were as follows:

	March 31	December 31	March 31
	2003	2002	2002

(In millions)	(unaudited)		(unaudited)

Prepaid benefit cost for pensions (net)	$348	$353	$250
Provision for personal injury and other claims	637	664	422
Provision for environmental costs	97	106	110
Net deferred income tax provision	3,499	3,703	3,643
Accrued benefit cost for post-retirement benefits other than pensions	282	284	264

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures.

BUSINESS RISKS AND OTHER MATTERS

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     To a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     In the recent past, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. (See Critical accounting policies)

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at March 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year. (See Critical accounting policies)

Labor negotiations

Canadian workforce
Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce will expire on December 31, 2003. Effective September 1, 2003, either the trade union(s) or the Company may require the other party to the collective agreement to formally commence collective bargaining for the purpose of renewing or revising their collective agreement(s). Where formal notice to bargain has been given, the union and the Company shall, without delay, meet and commence to bargain collectively in good faith and make every reasonable effort to enter into collective agreements. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before January of 2004.

     The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of April 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 68% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

have been exhausted, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead –A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, and to enact the VIA Rail Canada Act. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations will not materially adversely affect the Company’s financial position or results of operations.

     Finally, the Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic (eventually applicable to shipments of all modes of transportation) and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS  (CANADIAN GAAP)

At March 31, 2003, the Company had hedged approximately 47% of the estimated 2003 fuel consumption, 35% of the estimated 2004 fuel consumption and 2% of the estimated 2005 fuel consumption. This represents approximately 261 million U.S. gallons at an average price of U.S.$0.5912 per U.S. gallon.

     Realized gains and losses from the Company’s fuel hedging activities were a $19 million gain and a $9 million loss for the quarters ended March 31, 2003 and 2002, respectively.

     As a result of its fuel hedging activities, the Company had an unrealized gain of $27 million at March 31, 2003 ($30 million unrealized gain at December 31, 2002).

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

     The Company continues to be cautious about economic prospects for the remainder of 2003. Economic growth has slowed in the last six months, largely reflecting hesitant consumer spending in the United States. This situation could persist in the near term.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

     In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain. There continues to be widespread concerns about the impact of crop conditions on grain supplies in the near term.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of April 22, 2003 (the “Evaluation Date”) within the 90-day period leading to and ending on the filing date of this quarterly report, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the Evaluation Date, there were no significant changes in the Company’s internal controls or, to their knowledge, in other factors that could significantly affect the Company’s disclosure controls and procedures.

Investor Services

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal Quebec H3A 3S8
Telephone 1-800-332-0095
Facsimile 514-982-7665
	Email: caregistryinfo@computershare.com	Canada
	www.computershare.com	Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Sean Finn		Philippines
Senior Vice-President, Chief Legal Officer and Corporate Secretary		South Africa
Canadian National		United Kingdom
935 de La Gauchetière Street West, 16th Floor		USA
Montreal, Quebec
H3B 2M9

Re:	Canadian National Railway Company - Common Shares 1st Quarter 2003 Report - Quarterly Review

Dear Mr. Finn,

This letter will serve to confirm that on May 1, 2003 the following material was sent by prepaid mail to each registered shareholder of the above Corporation who requested to receive reports:

-   2003 1st Quarter Report- Quarterly Review

In addition, copies of the above-mentioned material were sent by prepaid mail on May 1, 2003, to beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Sonia Ciavaglia"

Sonia Ciavaglia
Account Administrator
Stock Transfer Services

Non-GAAP Measures Disclosure

This quarterly report on Form 6-K of Canadian National Railway Company makes reference to Non-GAAP measures that do not have any standardized meaning prescribed by GAAP and are therefore not necessarily comparable to similar measures presented by other companies and as such, should not be considered in isolation. We use the Non-GAAP measures “free cash flow” and “return on assets” in this quarterly report, as Management believes that they are useful measures of performance. In particular, free cash flow is an important measure as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this quarterly report on Form 6-K of Canadian National Railway Company ("CN");

(2)	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

(4)	The Executive Vice-President and Chief Financial Officer of CN and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to CN, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)	evaluated the effectiveness of CN’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

(c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5)	CN’s other certifying officers and I have disclosed, based on our most recent evaluation, to CN’s auditors and the audit committee of CN’s board of directors:

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6)	CN’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.

Date: May 1st, 2003

/s/ E. Hunter Harrison
President and Chief Executive Officer

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this quarterly report on Form 6-K of Canadian National Railway Company ("CN");

(2)	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

(4)	The President and Chief Executive Officer of CN and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to CN, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)	evaluated the effectiveness of CN’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

(c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5)	CN’s other certifying officers and I have disclosed, based on our most recent evaluation, to CN’s auditors and the audit committee of CN’s board of directors:

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6)	CN’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.

Date: May 1st, 2003

/s/ Claude Mongeau
Executive Vice-President and Chief Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: May 1, 2003	By:	/s/ Sean Finn
Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary